Exhibit 99.1

China Index Holdings Announces First Quarter 2020 Unaudited Financial Results

BEIJING, May 14, 2020 /Globe Newswire/ — China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), a leading real estate information and analytics service platform provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Highlights

•                      Total revenues were RMB132.8 million, an increase of 11.5% from RMB119.1 million in the corresponding period of 2019.

•                      Operating income was RMB69.5 million, an increase of 9.8% from RMB63.3 million in the corresponding period of 2019.

•                      Net income was RMB63.8 million, an increase of 19.9% from RMB53.2 million in the corresponding period of 2019.

“Despite the unprecedented pandemic, we still achieved double digit growth in Q1, for both top line revenue and bottom line profit,” commented Yu Huang, CEO of CIH. “We believe that our data and technology will play an even more important role in empowering our clients in China’s property markets during and after the pandemic.”

First Quarter 2020 Financial Results

Revenues

CIH reported total revenues of RMB132.8 million in the first quarter of 2020, an increase of 11.5% from RMB119.1million in the corresponding period of 2019.

•                  Revenues from information and analytics services (SaaS) were RMB61.4 million in the first quarter of 2020, an increase of 8.1% from RMB56.8 million in the corresponding period of 2019, primarily due to an increase in number of customers.

•                  Revenues from marketplace services were RMB71.4 million in the first quarter of 2020, an increase of 14.6% from RMB62.3 million in the corresponding period of 2019, primarily due to an increase in number of customers.

Cost of Revenue

Cost of revenue was RMB19.5 million in the first quarter of 2020, a decrease of 14.5% from RMB22.8 million in the corresponding period of 2019, primarily due to a decrease in campaign cost as offline themed campaigns were restricted or prohibited due to the quarantine measures implemented in China in response to the outbreak of COVID-19.

Operating Expenses

Operating expenses were RMB43.8 million in the first quarter of 2020, an increase of 32.7% from RMB33.0 million in the corresponding period of 2019.

•                  Selling and marketing expenses were RMB23.9 million in the first quarter of 2020, an increase of 12.2% from RMB21.3 million in the corresponding period of 2019, primarily due to an increase in personnel costs resulting from the growing number of selling and marketing personnel headcount.

•                  General and administrative expenses were RMB19.9 million in the first quarter of 2020, an increase of 69.7% from RMB11.7 million in the corresponding period of 2019, primarily due to increase in personnel costs to support our business expansion and the accrual of professional fees.

Operating Income

Operating income was RMB69.5 million in the first quarter of 2020, an increase of 9.8% from RMB63.3 million in the corresponding period of 2019.

Income Tax Expenses

Income tax expenses were RMB11.0 million in the first quarter of 2020, an increase of 7.8% from RMB10.2 million in the corresponding period of 2019.

Net Income

Net income was RMB63.8 million in the first quarter of 2020, an increase of 19.9% from RMB53.2 million in the corresponding period of 2019.

Business Outlook

Based on current operations and market conditions, management maintains CIH’s annual revenue for 2020 to be approximately RMB695.6 million, representing a year-over-year increase of approximately 20.0%. These estimates represent management’s current and preliminary view, which are subject to change.

Conference Call Information

CIH’s management team will host a conference call on May 14 at 8:00 AM U.S. ET (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135600
Toll-Free/Local Toll:
United States	+1 877-440-9253 / +1 631-460-7472
Hong Kong	+852 800-906-603 / +852 3018-6773
Mainland China	+86 800-870-0075 / +86 400-120-0948
Direct Event Passcode	1578624#

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode (1578624#) and unique registrant ID. Get prompted 10 min prior to the start of the conference. Enter the Direct Event Passcode above (1578624#), and your unique Registrant ID, followed by the pound or hash sign (#) to join the call.

Direct Event online registration: http://apac.directeventreg.com/registration/event/5446316

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 AM ET on May 14, 2020 through 09:59 AM ET May 21, 2020. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free/Local Toll:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0206
Conference ID:	5446316

A live and archived webcast of the conference call will be available at http://ir.chinaindexholdings.com.

About CIH

CIH operates a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points. Its services span across database, analytics, promotions and listing services for China’s real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with a reliable, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit http://ir.chinaindexholdings.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding CIH’s future financial performance, revenue guidance, growth and growth rates and market position. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond CIH’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in CIH’s filings with the U.S. Securities and Exchange Commission. CIH does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations

Email: CIH-IR@fang.com

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS i

(Amounts in thousands of Renminbi (“RMB”), except for share data)

	As of March 31,	As of December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	119,140	214,076
Short-term investments	288,339	125,000
Accounts receivable, net of allowance for doubtful accounts	24,539	24,243
Prepaid expenses and other current assets	4,783	4,566
Amount due from related parties	8,833	4,820
Total current assets	445,634	372,705

Non-current assets:
Property and equipment, net	2,598	2,873
Right of use assets	48,288	49,595
Total non-current assets	50,886	52,468

Total assets	496,520	425,173

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	6,982	7,844
Income taxes payable	29,508	23,396
Deferred revenue	204,177	203,531
Amount due to a related party	3,030	7,734
Accrued expenses and other current liabilities	88,263	84,250
Total current liabilities	331,960	326,755

Non-current liabilities:
Long-term lease liabilities	35,346	37,679
Other non-current liabilities	42,788	39,757
Total non-current liabilities	78,134	77,436

Total liabilities	410,094	404,191

Commitments and contingencies	—	—

Equity:
Class A ordinary shares, par value US$0.001 per share, 1000,000,000 shares authorized for Class A and Class B in aggregate, issued shares as of March 31, 2020 and December 31, 2019: 72,475,630 and 72,475,630; outstanding shares as of March 31, 2020 and December 31, 2019:66,102,949 and 65,762,936	500	500
Class B ordinary shares, par value US$0.001 per share, 1000,000,000 shares authorized for Class A and Class B in aggregate, issued and outstanding as of March 31, 2020 and December 31, 2019: 23,636,706 and 23,636,706	163	163
Treasury shares	(46)	(46)
Capital deficit	(133,731)	(135,179)
Retained earnings	219,215	155,324
Accumulated other comprehensive income	325	220
Total equity	86,426	20,982

Total liabilities and equity	496,520	425,173

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME i

(Amounts in thousands of RMB, except for per share data)

	Three Months Ended March 31
	2020	2019

Revenues	132,795	119,145
Cost of revenues	(19,501)	(22,796)
Gross profit	113,294	96,349

Operating expenses:
Selling and marketing expenses	(23,885)	(21,306)
General and administrative expenses	(19,868)	(11,709)
Operating income	69,541	63,334
Interest income	392	66
Gains on sale of short-term investments	1,505	—
Government grants	3,444	—

Income before income taxes	74,882	63,400
Income tax expenses	(10,991)	(10,173)

Net income	63,891	53,227

Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil income taxes	(13)	(24)
Unrealized holding gains on short-term investments net of RMB247 and nil income taxes for the periods ended March 31, 2020 and 2019	1,397	—
Less: Reclassification adjustment for gains on short-term investments realized in net income, net of RMB226 and nil income taxes for the periods ended March 31, 2020 and 2019	(1,279)	—

Total comprehensive income	63,996	53,203

Earnings per share for Class A and Class B ordinary shares:
Basic	0.71	0.60
Diluted	0.71	0.60
Weighted average number of Class A and Class B ordinary shares and ordinary shares equivalents outstanding:
Basic	89,739,655	89,399,642
Diluted	89,800,356	89,399,642

i  The financial results prior to the separation of CIH from Fang Holdings Limited (“Fang”) have been prepared on a stand-alone basis and are derived from the consolidated financial results and underlying accounting records of Fang, as the financial results of CIH had been historically included within the consolidated financial results of Fang prior to its separation from Fang, which was completed on June 11, 2019.